Exhibit 99.3

KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

To

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance

Services Division, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Northwest Territories Securities Office

Nunavut Securities Office

Office of the Superintendent of Securities, Yukon Territory

August 20, 2021

Dear Sir/Madam,

Re: Notice of Change of Auditors of GFL Environmental Inc.

We have read the Notice of Change in Auditor of GFL Environmental Inc. dated August 20, 2021 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.